Exhibit 99.1

C PRESS RELEASE

Cascades inc.	Téléphone : (819) 363-5100
404, rue Marie-Victorin	Télécopie : (819) 363-5155
Case postale 30
Kingsey Falls
(Québec) Canada
J0A 1B0

JAMES B.C. DOAK APPOINTED

TO THE BOARD OF DIRECTORS OF CASCADES INC.

Kingsey Falls (Québec), February 11, 2005 — Mr. Bernard Lemaire, Chairman of the Board of Directors of Cascades Inc. is pleased to announce the appointment of James B.C. Doak to the Board of Directors of the Company.

Mr. Doak, an Economist and Chartered Financial Analyst, is currently the President and Managing Director of Megantic Asset Management Inc., a Toronto based investment company. He is also a director of PetroKazakhstan Inc., the third largest oil and gas producer in Kazakhstan and a company trading on the Toronto, New York and London stock exchanges.

A former Director of Superior Propane Inc. and Spar Aerospace Inc., Mr. Doak has also held key positions at ScotiaMcLeod Inc., First Marathon Securities Ltd. and McLeod Young Weir Ltd. Over the period between 1979 and 1997, Mr Doak was the founder and President of Enterprise Capital Management Inc. and a past President and Director of the Toronto Society of Financial Analysts.

He is active in community associations and established the Robert J. Salter Fellowship at the Toronto Hospital for Sick Children. He has published a number of articles in two Canadian financial publications.

In commenting on the nomination of Mr. Doak, Mr. Bernard Lemaire stated “The appointment of Mr. Doak to the Board of Directors of our Company is another indication of our commitment to strong corporate governance. Mr. Doak brings with him a wealth of experience having worked in the financial markets both in Canada and abroad and having served on the boards of several public companies.  We are pleased that Mr. Doak has accepted this appointment and we look forward to working with him in the future.”

Cascades Inc. is a leader in the manufacturing of packaging products, tissue paper and specialized fine papers. Internationally, Cascades employs nearly 15,000 people and operates close to 150 operating units located in Canada, the United States, France, England, Germany and Sweden. Cascades recycles more than two million tons of paper and board annually, supplying the majority of its fiber requirements. Leading edge de-inking technology, sustained research and development, and 40 years of experience in recycling are all distinctive strengths that enable Cascades to manufacture innovative value-added products. Cascades’ common shares are traded on the Toronto Stock Exchange under the ticker symbol CAS.

Informations :	Source :
Mr. Stephane Mailhot Corporate Director, Communications Cascades Inc. (819) 363-5161 stephane_mailhot@cascades.com	Mr. Robert F. Hall

Vice-President Legal Affairs and

Corporate Secretary Cascades Inc.